20015654

SEC Mail Processing Section DEC 03 2020 Washington DC 415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2019 (MM/DD/YY) AND ENDING 9/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpine Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Exchange Place
(No. and Street)

Salt Lake City	UT	84111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Brant 801-320-1342
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 North 400 West, Suite 400	Salt Lake City	Utah	84103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Brant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpine Securities Corporation, as of September 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANICE MARIE HERNANDEZ
Notary Public, State of Utah
Commission # 709412
My Commission Expires On
November 26, 2023

Signature

Chief Financial Officer
Title

11-30-2020
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpine Securities Corporation

STATEMENT OF FINANCIAL CONDITION

For the Year Ended September 30, 2020

Table of Contents

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Equity Owners
Alpine Securities Corporation
Salt Lake City, Utah

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alpine Securities Corporation at September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Alpine Securities Corporation's management. Our responsibility is to express an opinion on the Alpine Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

WSRP, LLC

WSRP, LLC

We have served as Alpine Securities Corporation's auditor since 2019.

Salt Lake City, Utah
December 1, 2020

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2020

Assets			
Cash		$	2,257,568
Cash segregated under federal and other regulations			4,800,000
Deposits with clearing organizations			3,367,500
Receivables from customers	5,475,789		
Less allowance for uncollectable amounts	(5,475,789)		-
Operating lease right-of-use assets			725,390
DTCC common stock			968,301
Property and equipment, at cost	481,888		
Less accumulated depreciation of	(405,711)		76,177
Other assets			50,269
Total Assets		$	12,245,205
Liabilities and Stockholder's Equity			
Liabilities			
Payables to customers		$	4,351,006
Accounts payable and accrued expenses			2,168,107
Accounts payable broker/dealers			1,261,494
Operating lease liabilities			746,497
CARES Act loan			246,300
Salaries and commissions payable			89,742
Correspondent deposits			25,000
Total Liabilities			8,888,146
Stockholder's Equity			
Common stock, $0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding, 2,247 shares of treasury stock			88,925
Additional paid-in-capital			5,460,783
Accumulated deficit			(2,192,649)
Total Stockholder's Equity			3,357,059
Total Liabilities and Stockholder's Equity		$	12,245,205

ALPINE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
September 30, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer, dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered.

Wholesale trading profit is derived from business conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities for customer transactions that were introduced to the Company by correspondent broker/dealers. The Company also clears securities transactions for correspondent broker/dealers. Revenue is derived from charging clearing, settlement, and transactional fees.

COVID-19 and CARES Act. In March 2020 the World Health Organization declared COVID-19 a worldwide pandemic. The pandemic has caused economic conditions to deteriorate across the global economy and periods of volatility within the financial markets and continued downward pressure on interest rates. Revenues of the Company are not interest rate sensitive and have remained relatively unaffected by the pandemic. The Company, through various technological platforms, internal control structures and experienced workforce have managed through this period with no significant client disruptions or operational or financial impact to the Company that is material in nature.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was enacted and signed into law. This COVID-19 focused relief bill was enacted into law in response to the outbreak. Within the act the Paycheck Protection Program (PPP) was introduced. The company applied for and received a loan under the conditions of the PPP. The company has applied and expects that the loan will be forgiven in accordance with the terms of the PPP. We continue to examine the impact that the COVID-19 Act may have on our business. Currently, we are unable to determine the impact that the COVID-19 will have on our financial condition, results of operations, or liquidity.

Significant Accounting Policies

Cash and Cash Equivalents. Cash equivalents consist primarily of highly liquid investments in demand deposits held in banks.

Participant's Segregated Cash. Cash segregated in compliance with federal regulations consists primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities and Exchange Act of 1934.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Accounts Receivable. Accounts receivable are stated at cost, net of allowance. The Company establishes an allowance for doubtful accounts for accounts receivable to ensure the Company has not overstated receivable balances due to uncollectability. The Company determines the need for an allowance based on a variety of factors, historical experience and on the potential illiquidity of the collateral.

Clearing Fund. Margin deposits and participant contributions are maintained within the Deposits with Clearing Organizations on the Statement of Financial Condition due to the benefits and risk ownership being accrued to the Company. Deposits and contributions may be in the form of cash and cash equivalents and securities. These deposits may be applied to satisfy obligations of the depositing participant, other participants, or the Company as provided in the Clearing Organization rules.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Leasehold improvements are amortized using the straight-line method over their useful lives or the remaining term of the related lease, whichever is shorter. Furniture and equipment are depreciated over estimated useful lives ranging from five to seven years, using straight line methods. Building improvements are primarily amortized over 39 years using the straight-line method. Depreciation expense for leasehold improvements, furniture and equipment, and building improvements is included in depreciation and amortization in the accompanying Statements of Operations.

Income Taxes. The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Concentration of Credit Risk. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2020, the Company's uninsured cash balances totaled $7,736,509.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Leases. Effective October 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), using a modified retrospective approach. The new standard requires lessees to record an operating lease right-of-use asset (ROU asset), representing the right to use the underlying asset for the lease term, and a corresponding liability to make lease payments equal to the present value of future rental payments on the Statement of Financial Condition for all leases with a term greater than one year. As most leases do not state a discount rate, the Company utilizes the incremental borrowing rate based on information available at the commencement date to determine the present value of the lease payments. The weighted average discount rate used was 5.5%. As of September 30, 2020, the operating right of use asset and associated liability is $725,390 and $746,497, respectively. The Company does not have any finance leases.

The Company has elected the practical expedient, where leases with an initial term of 12 months or less (short term leases) are not recorded as a ROU asset or lease liability on the Company's Statement of Financial Condition.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Management makes estimates regarding the collectability of receivables, the outcome of litigation, the realization of deferred taxes, the fair value measurements, and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could materially differ from those estimates.

Recently Issued Accounting Standards.

Accounting Standards Update 2016-02 Leases. In February 2016, the FASB issued ASU 2016-02, "Leases" which was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company has implemented ASU 2016-02 effective October 1, 2019.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (Continued).

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after January 2023. As such, ASU 2016-13 will be effective for the Company's fiscal year beginning October 1, 2023. The Company has evaluated all areas of the Company's financials determined to be within the scope of ASC 2016-13 and the outcome is not yet determinable.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $4,700,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated weekly using a formula as defined by the rule. The required reserve at September 30, 2020 was $4,351,356. The Company deposited $200,000 on October 1, 2020 leaving $4,900,000 of cash segregated in the special reserve bank account for the benefit of customers.

Cash of $100,000 has been segregated in a special reserve bank account for the benefit of brokers and dealers (PAB) under rule 15c3-3 of the Securities and Exchange Commission (SEC). The PAB reserve is calculated weekly using a formula as defined by the rule. The required PAB reserve at September 30, 2020 was $25,000.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had deposits with its clearing organizations totaling $3,367,500 as of September 30, 2020.

NOTE 4 – LEASE COMMITMENTS

The Company entered into an operating lease agreement for office space with SCAP 9, LLC, a related party (see Note 8), which operating lease expires December 31, 2021. Operating lease expense was $544,897 for the year ended September 30, 2020.

Supplemental balance sheet information related to leases were as follows:

		September 30, 2020
Operating lease right-of-use assets	$	725,390
Current lease liability		592,453
Long term lease liabilities		154,044
	$	746,497
Weighted-average remaining lease term		1.25
Weighted-average discount rate		5.5%

Maturities of lease liabilities are as follows:

Year-ending September 30,		
2021	$	618,786
2022		155,459
Total lease payments		774,245
Less: imputed interest		(27,748)
Total lease payments	$	746,497

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

NOTE 6 – DTCC COMMON SHARES

The Company capitalizes its mandatory purchase of DTCC common and preferred shares. In February of 2020, the Company was required to purchase an additional .16 common shares for $5,014. Total number of common shares held on September 30, 2020 is 61.58. The total number of preferred shares held on September 30, 2020 is 25. The total for all shares held by the Company is $968,301. The Company accounts for this instrument as a cost level investment in accordance with ASC 325.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2020:

Property and equipment	$ 481,888
Less accumulated depreciation and amortization	(405,711)
	$ 76,177

NOTE 8 PAYROLL PROTECTION PLAN LOAN

The Company received a $246,300 Payroll Protection Plan loan as part of the CARES Act. The Note has an interest rate of 1% and monthly payments of $13,853 are due beginning in December 17, 2020. The full amount is due on April 17, 2022. The Company does not expect to make any of these payments as the Company expects the full amount to be forgiven by the Small Business Association.

NOTE 9 RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for Scottsdale Capital which became a related party on March 3, 2011 when Alpine was purchased by the owner of Scottsdale Capital. The balance payable to Scottsdale Capital was $1,261,494 as of September 30, 2020.

In 2013, the Company relocated to a building owned by a related party. The Company entered into a multiyear extension of the lease on April 28, 2017. Triple net lease payable to the related party was $573,115 as of September 30, 2020. A schedule of yearly lease payments (excluding any additional surcharges) is shown below:

Fiscal Year	Payments
2021	$ 618,786
2022	155,459
Total:	$ 774,245

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1 & 15c3-3), which, under the alternative standard method requires the maintenance of minimum net capital to be no less than the greater of $250,000 or 2 percent of aggregate debit items and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At September 30, 2020, the Company had net capital of $2,508,612 which was $2,258,612 in excess of its required net capital of $250,000.

NOTE 11 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 12 COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases. The Company maintains a four year and six month lease commitment for its office facility in Salt Lake City which the landlord may terminate upon adequate notice. None of its office space is sub-leased to any party.

Legal. The Company is, from time to time, involved as a defendant in civil actions or a respondent in regulatory actions.

The Company is currently involved in two regulatory enforcement actions. The first was initiated in 2017 by the Securities and Exchange Commission (SEC) in the U.S. Southern District of New York. All fact discovery, expert discovery, and dispositive motions have been completed. On December 11, 2018, the Court granted the SEC partial summary judgment on the SEC's claim that Alpine had violated the books and records provisions of Section 17(a) of the Exchange Act and Rule 17a-8 thereunder, entitled "Financial recordkeeping and reporting of currency and foreign transactions." On October 9, 2019, the Court issued a civil penalty in the amount of $12,000,000 in connection the books and records violations. Immediately thereafter, Company filed an emergency motion for a stay pending appeal with the Court of Appeals for the Second Circuit, which the Circuit granted on November 21, 2019. Accordingly, the penalty judgment is not in effect pending the outcome of the appeal. On March 30, 2020, the Second Circuit heard oral arguments on the matters raised in the appeal. It is unusual that eight months has elapsed with no decision since the appeal has been fully brief and oral arguments. A decision can be issued at any time. In the interim based on advice of legal counsel analyzing the result probabilities, Company has made no provision in the financial statements.

NOTE 12 COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The second regulatory matter concerns a FINRA Enforcement Action filed July 25, 2019. In the complaint FINRA alleges Company charged excessive fees. Company has denied these allegations. The hearing began in February 2020 but was stayed on motion by Company's counsel. Due the COVID-19 pandemic, the hearing has been postponed and we expect the hearings to be resume in 2021. The FINRA complaint seeks, among other things, penalties and restitution; however, it does not specify an amount. In the event of an adverse judgement, which will be appealed and stayed, Company does not expect any impact from a restitution order. All of the subject securities positions have already been restored to customer accounts. Further, all funds have either returned to customer accounts or are being held by Company, with appropriate reserves, pending outcome of the enforcement matter.

NOTE 13 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of this financial statement was available to be issued and has determined that there are no material events that require adjustment to the recorded amounts or disclosures.

*****

The Statement of Financial Condition filed pursuant to Rule 17a-5(d) of the Securities and Exchange act of 1934 is available for examination at the Company's main office located at 39 Exchange Place, Salt Lake City, Utah 84111 and at the Salt Lake City Regional Office of the Securities and Exchange Commission.